Foley & Lardner LLP
321 N. Clark Street
Chicago, Illinois 60654

February 24, 2011

VIA EDGAR

Mr. Deepak T. Pai
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           IndexIQ Advisors LLC and IndexIQ Active ETF Trust, Application
 for Exemptive Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), File No. 812-13490

Dear Mr. Deepak:

On behalf of IndexIQ Advisors LLC and IndexIQ Active ETF Trust (the “Applicants”), we hereby request the withdrawal of the pending application (the “Application”) seeking an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.  The Application was originally filed with the Securities and Exchange Commission on February 5, 2008 and was amended on August 26, 2008.

Further, on behalf of the Applicants, we confirm that no action has been or will be taken in reliance on the relief requested by the Application.

Do not hesitate to contact Patrick Daugherty at (312) 832-5178 should you have any questions or comments.

     Very truly yours,

      Foley & Lardner LLP

                         By:   /s/ Patrick Daugherty
                             Patrick Daugherty